Access Anytime BanCorp, Inc.

VIA EDGAR

September 13, 2005

Mr. John P. Nolan

Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

RE:      Access Anytime Bancorp, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004

File No. 000-28894

Dear Mr. Nolan:

This letter is in response to the comments contained in your letter of August 30, 2005 regarding Access Anytime Bancorp, Inc.’s (the “Company”), 10-KSB for the Fiscal Year Ended December 31, 2004.  Set forth below are the staff’s comments and the Company’s supplemental responses to those comments.

For your convenience, the Company has provided its response below in a question and answer format.  Your original comments are provided below in italics, and are followed by a response.

Item 6

Management’s Discussion and Analysis or Plan of Operations

Asset Quality

Allowance for Loan Losses, page 16

1.     Please tell us how you considered paragraph 37.b of SFAS No. 141 when you recorded the “acquired allowance” of $170,000 in 2004 shown in your analysis of the allowance for loan losses.  Your discussion should include but not be limited to the process used in determining the present value of the acquired loans, if you recorded the loans at their fair market value at the date of acquisition, and which loan valuation methodology is reflected in your purchase price calculation.

In response to your comment, the Company advises the staff supplementally as follows.  During 2004, the Company recorded an acquired allowance for loan losses in conjunction with two branch acquisitions that were consummated in 2004.  The branch acquisitions were accounted for under the purchase method of

ACCESSBANK a wholly-owned subsidiary of the Company

5210 Eubank NE, Albuquerque, New Mexico

(505) 299-0900 * Fax (505) 275-9620

accounting, and accordingly, the acquired assets and liabilities were recorded at their respective fair values on the date of acquisition.

In response to your comment, the Company considered and followed SFAS No. 141, paragraph 37.b, which contains the following guidance:  “When assigning amounts to assets acquired and liabilities assumed, except goodwill, receivables should be recorded at present values of amounts to be received determined at appropriate current interest rates, less allowances for uncollectibility and collection costs, if necessary.”  In accordance with SFAS No. 141, the Company recorded the acquired loans at their fair value on the date of acquisition.  The fair value calculation was prepared by a third-party service provider and was estimated by the present value of estimated cash flows using a discount rate commensurate with the risks associated with the loans.  Management reviewed the third-party’s valuation and determined it to be reasonable and appropriate given the portfolio purchased.  The calculations were based on the loan balances purchased, contracted interest rates, contracted maturities, prepayment assumptions, and repricing schedules.  The fair value adjustment is being amortized into interest income over the estimated life of the loans purchased.  The $170,000 acquired allowance for loan losses was originally estimated by the financial institution that the loans were acquired from (“Seller”), based on their approved methodology and relevant facts and circumstances.  During the course of the Company’s due diligence related to the acquisition of the loans, management reviewed the loans that were to be acquired and considered the systematic methodology that we currently employ in estimating allowance for loan losses.  Based on this review, management determined that the allowance for loan losses as recorded by the Seller did not differ materially from the estimate of the needed allowance calculated under the Company’s methodology.

Item 7

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

2.     We note non-interest income for gains on sales of loans held-for-sale of $1.1 million represented 34% of total non-interest income for your year-ended December 31, 2004.  Please tell us how you considered this income source when determining your operating segments.  Please provide details supporting your current accounting, including relevant qualitative criteria and quantitative threshold tests for the periods presented or revise your financial statements if necessary.  Please refer to paragraphs 10-24 of SFAS 131.

In response to your comments, the Company advises the staff supplementally as follows.  During the year ended December 31, 2004, the Company recorded gains on sales of loans held-for-sale of $1,071,716.  This amount constitutes approximately 34% of total non-interest income, and is derived from our secondary marketing activities.  The Company currently reports at the enterprise level. We have considered the guidance under SFAS 131 and do not believe we have any reportable segments.  SFAS 131, paragraph 10 states that an operating segment is a component of an enterprise:

a.     That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.     Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.     For which discrete financial information is available

The Company does not produce discrete financial information solely attributable to loans held for sale.  Loans are generally produced by branch, using the same process, whether the loan is held for investment or will be sold into the secondary market.  Loan officers receive credit for all loan production, including loans sold and portfolio loans.  Revenues and expenses related to loans that are sold are generally recorded at the branch where the loan was produced.  This is consistent with our operating structure, where loan producers can be responsible for other banking activities, and therefore, salaries and other expenses related to the loan producer are recorded by branch, not by a function such as secondary marketing.  In conclusion, we do not produce discrete financial information solely for our secondary marketing function.  Therefore, we do not believe that the secondary market function represents a reportable segment.

3.     Please tell us the type, source and amount of income included in the other income balance of $1.4 million as of December 31, 2004.  Please review the guidance in Item 5-03.b.7 of Regulation S-X and SAB Topic 1.M.1.  Discuss how and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate.

The following table indicates, supplementally, the type, source and amount of income included in the Other Income balance of $1.4 million as of December 31, 2004:

Deposit Account Service Fees	$880,684
Credit Card Service Fees	138,050
Loan Account Service Fees	33,984
REO Income	89,617
Rent Income	108,170
Other	177,639
Total	$1,428,144

The Company reviewed the guidance in Item 5-03.b.7 of Regulation S-X and SAB Topic 1.M.1, as indicated in your letter.  However, the Company believes that the guidance in Item 9-04.2.13 is the appropriate guidance to follow as it applies to bank holding companies.  Item 9-04.2.13 (d) indicates that fees for other customer services should be disclosed separately, as well and any other item of other income which exceeds one percent of the aggregate of total interest income and other income.  The Company’s threshold for the year ended December 31, 2004 was $171,481.  Based on its review, the Company believes that Deposit Account Service Fees should be on a separate line on the face of the income statement, in accordance with Item 9-14.2.13 (d).  There are no other items that meet the $171,481 threshold.  The individual accounts included in “Other” in the above table are all under this threshold.  As resolution to this issue, the Company will begin to report Deposit Account Service Fees on a separate line on the face of the income statement, for all periods presented, beginning with the quarter ending September 30, 2005.

In conjunction with this response to your comments, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions or comments with respect to the foregoing, please call the undersigned, at (505) 299-0900.  Thank you for your attention to this matter.

Sincerely,

/s/ Norman R. Corzine
Norman R. Corzine
Chief Executive Officer

cc:   Jacque N. Westling, Quarles & Brady Streich Lang LLP

Cynthia C. Reinhart, Managing Partner, KPMG LLP

Charles Guthals, Audit Committee Chairman